

September 24, 2009

Mr. Jose A. Bayardo
Vice President and Chief Financial Officer
Complete Production Services, Inc.
11700 Katy Freeway, Suite 300
Houston, TX 77079

> **Re:** **Complete Production Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 8-K filed September 9, 2009**

Dear Mr. Bayardo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 35

1.   Please revise your disclosure as follows with regard to the presentation of your measure "EBITDA" and "EBITDA, as defined" in your Form 10-K and Forms 10-Q.

      (a)   Please rename the measure, where necessary, to avoid using the term "EBITDA," given that your measure does not reflect the strict definition of that term as described in Regulation S-K, Item 10(e)(ii)(A). Refer also to subpart (E) of that section. The term you select should be used consistently in all charts and discussions.

      (b)   Tell us and disclose in your Forms 10-K and 10-Q whether the measure you are presenting is calculated the same as the measure of EBITDA that is defined in your credit facility agreement, and if not, provide sufficient information so that the reader will understand the differences and how the measure defined by the agreement is calculated.   This information should be provided wherever your measure is discussed, or the location of such information should be referenced.

Form 8-K filed September 9, 2009

2.   We note that your non-GAAP measure here, referred to as "Adjusted EBITDA," varies from the measure presented in your Form 10-Q for the first six months of 2009. In future presentations, please clearly explain how the measure in your presentation is reconciled to the measure used in your periodic filings.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief